August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (423) 490-8390

Charles B. Lebovitz
Chairman and Chief Executive Officer
CBL & Associates Properties Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

      Re: CBL & Associates Properties Inc.
              Definitive 14A
              Filed March 28, 2007
              File No. 1-12494

Dear Mr. Lebovitz:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Charles B. Lebovitz
CBL & Associates Properties Inc.
August 21, 2007
Page 2

Compensation Discussion and Analysis, page 20

1. The base salary and cash bonus reward the named executive officers for their contributions to the company's performance, "including the successful completion of specific projects or attainment of other specified objectives considered by the Compensation Committee in determining the amount of annual bonus payments to certain officers." Provide a detailed discussion of the specific projects and objectives that were considered by the Compensation Committee and analyze how these projects and objectives were used to determine the actual salary and bonus. For restricted stock awards, disclose the specific elements of officer performance that were considered and analyze how these elements of performance were used to determine the actual stock award.

2. Individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

3. Please elaborate on the role of Charles Lebovitz in CBL's compensation process and his input during the crafting of compensation packages. For example, state whether or not he makes recommendation to the Compensation Committee relating to measures, targets and similar items that affect his compensation and whether Mr. Lebovitz retains the ability to attend Committee meetings.

4. You state on page 21 that senior management provides input to the Compensation Committee regarding each individual's performance during that year and that Stephen Lebovitz is involved with the annual reviews of the officers. Please elaborate upon Mr. Lebovitz' and senior management's roles in this process.

5. The overall discussion regarding how each element of compensation is determined is very general in nature. Provide clear disclosure as to how the company determines the amount for each element of compensation. See Item 401(b)(1)(v) of Regulation S-K. Discuss in greater detail the factors considered, analyzing how these factors were used to determine the actual awards. Explain why these named executive officers were paid each element of compensation paid and analyze in greater detail the subjective factors considered.

Base Salaries, page 21

6. You state that you reviewed the base salaries for executives at a group of seven comparable publicly traded mall REITs. Clarify whether you engage in

benchmarking base salaries or any other element of compensation to these comparable companies. See Item 402(b)(2)(xiv) of Regulation S-K. Analyze the role of these companies in determining overall compensation and any individual components – such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, your disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

7. The Compensation Committee evaluates and approves adjustments to the base salaries of the named executive officers annually during the fourth quarter, for the following fiscal year. If the Committee has evaluated and approved adjustments to the base salaries for 2007, provide clear disclosure of the evaluation and adjustments. See Instruction 2 to Item 402(b) of Regulation S-K.

8. Provide a more detailed discussion of the policies for allocating between long-term and currently paid out compensation, and the policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

9. When discussing long-term compensation, provide the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K.

Bonus Opportunities, page 21

10. Disclose the factors that were considered in determining the bonuses paid to Charles Lebovitz and Mr. Stephas, including the specific aspects of each officer's performance and the specific contributions to the company's performance that were considered.

Additional Information Concerning Director Compensation, page 31

11. Please revise to provide a narrative description of the registrant's processes and procedures for the consideration and determination of director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Charles B. Lebovitz
CBL & Associates Properties Inc.
August 21, 2007
Page 4

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel